FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

June 30, 2017

ITEM 3.	NEWS RELEASE

A news release was disseminated on June 30, 2017 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that its previously announced private placement of US$20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Notes") has closed.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Platinum Group announces that its previously announced private placement of Notes has closed. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company (“Common Shares”) or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. The Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes is be 1,001.1112 Common Shares per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$0.9989 per Common Share. The conversion rate is subject to adjustment upon the occurrence of certain events. The Company will have the right to redeem the Notes in certain circumstances and holders will have the right to require the Company to repurchase their Notes upon the occurrence of certain events.

The Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the indenture governing the Notes. Within six months after the closing date of the sale of the Notes, the Company is to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, to permit the resale of the Common Shares issuable upon conversion of the Notes and cause such prospectus and registration statement to become and remain effective.

The Company intends to use the net proceeds from the sale of the Notes for working capital at the Maseve Mine; for work on the definitive feasibility study on the Waterberg Project, which is now underway; for general and administrative expenses; and for general working capital purposes.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	MULTILATERAL INSTRUMENT 61-101 - PROTECTION OF MINORITY SECURITY HOLDERS IN SPECIAL TRANSACTIONS (“MI 61-101”)

A portion of the Notes were purchased by Franklin Advisors Inc., a “related party” of the Company within the meaning of MI 61-101 (the “Franklin Notes”), for and on behalf of certain funds and accounts. Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report, as follows:

(a)	Description of the transaction and its material terms:

See Items 4 and 5 of this report above.

(b)	Purpose and business reasons for the transaction:

See Item 5 of this report above.

(c)	Anticipated effect of the transaction on the issuer’s business and affairs:

See Item 5 of this report above.

(d)

Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Franklin, an insider of the Company, acquired US$8 million in Notes for and on behalf of certain funds and accounts. See item 5 of this report above for a description of Common Shares that may be issued in connection with the Notes.

(e)

Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The transaction was unanimously approved by the Company’s board of directors.

(f)

Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure documents for the transaction:

Not applicable (see Item 8(i) of this report below).

(g)

Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

There is no “prior valuation” (as such is defined in MI 61-101).

(h)

General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See item 5 of this report above.

(i)

Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

Exemptions from both the formal valuation requirement and the minority shareholder approval requirement are available since neither the fair market value of the subject matter of, nor the fair market value of the Franklin Notes exceeds 25% of the Corporation’s market capitalization.

This material change report after the closing date for the issuance of the Notes. The Company considers the shorter period reasonable and necessary to complete give effect to the purpose described in item 5 of this report.

ITEM 9.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 10.	DATE OF REPORT

July 7, 2017